FOR IMMEDIATE RELEASE
For more information contact JANA Partners LLC at (212) 692-7696

           JANA PARTNERS CALLS ON HOUSTON EXPLORATION TO BEGIN DIRECT
                     DISCUSSIONS ON JANA'S ACQUISITION OFFER

NEW YORK, NEW YORK - JUNE 22, 2006 - JANA Partners LLC ("JANA") today called on the Board of Directors of The Houston Exploration Company (the "Company") (NYSE
- THX) to move forward on JANA's offer to purchase the Company for $62 per share in cash. In a letter sent today to the Board, JANA offered to enter into a standstill and confidentiality agreement with the Company in exchange for being allowed to begin immediate due diligence, which JANA noted could cause it to arrive at an even higher offer price than $62 per share.

Since making its offer on June 12, 2006, JANA has increased its ownership position in the Company and is currently its largest shareholder, with approximately 12.8% of the Company's outstanding shares. JANA Managing Partner Barry Rosenstein noted in today's letter that during this time the Board had yet to make any inquiries or attempts to begin discussions regarding JANA's offer.

"While this communications barrier has given us no choice but to address the Board publicly, our preference is to acquire the Company on a negotiated basis through direct discussions with the Board," Mr. Rosenstein wrote today. "To that end, we hereby inform you that we are willing to enter into a customary standstill and confidentiality agreement in exchange for the opportunity to begin immediate due diligence on the Company. We believe this diligence could be completed promptly and may of course lead us to an even higher offer price than $62 per share"

A proposed standstill and confidentiality agreement was provided by JANA to the Board together with today's letter. The full text of JANA's letter is attached as an exhibit to this press release.

BACKGROUND

On June 12, 2006, following repeated attempts to engage the Board in substantive discussions regarding the maximization of shareholder value, JANA offered to purchase Houston Exploration for $62 per share. While subject to due diligence and the negotiation of customary documentation, JANA's offer is not subject to any financing condition. JANA, a Delaware limited liability company, holds the Company's common stock in various accounts under its management and control.

                                       ***


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               ATTACHMENT: FULL TEXT OF JUNE 22, 2006 LETTER FROM
           JANA PARTNERS LLC TO THE BOARD OF DIRECTORS OF THE HOUSTON
                               EXPLORATION COMPANY


June 22, 2006


The Board of Directors
The Houston Exploration Company
1100 Louisiana Street, Suite 2000
Houston, Texas 77002
Attention:  William G. Hargett,
Chairman, CEO & President


VIA FACSIMILE AND OVERNIGHT DELIVERY

Gentlemen,

          It has been ten days since JANA Partners LLC ("we" or "us") offered to purchase The Houston Exploration Company (the "Company") for $62 per share. We have continued to increase our ownership position since making our offer and as of last Friday became the largest shareholder of the Company with 12.8% of the shares outstanding. Yet in this time we have not received any inquiries or attempts to begin discussions regarding our offer from the Board of Directors (the "Board") or its advisers.

          This silence is of course consistent with the Board's response to our many private and public attempts to begin a substantive dialogue. In fact, contrary to what we understand management has suggested to other parties, we have not had private discussions with the Company despite our numerous efforts including individual calls to each member of the Board. While this communications barrier has given us no choice but to address the Board publicly, our preference is to acquire the Company on a negotiated basis through direct discussions with the Board. To that end, we hereby inform you that we are willing to enter into a customary standstill and confidentiality agreement (a proposed draft of which is attached hereto) in exchange for the opportunity to begin immediate due diligence on the Company. We believe this diligence could be completed promptly and may of course lead us to an even higher offer price than $62 per share.

          Separately, in our experience silence from the Board usually indicates an attempt to follow a predetermined path without regard to shareholder value. We therefore also wish to put the Board on clear notice that it would evidence tremendous bad faith and a disregard for their duties in our opinion were they to use this period, which the Board has staked out for consideration of the Company's future, to silently pursue overpriced acquisitions. We remain prepared to take all necessary action, including holding


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directors  personally  liable if warranted and taking all appropriate  action to prevent such transactions, should the Board do so.

          We look forward to the Board's timely response to this proposal.

Sincerely,


/s/ Barry Rosenstein
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Barry Rosenstein
JANA Partners LLC
Managing Partner